 East Stone Acquisition Corporation

25 Mall Road, Suite 330

Burlington, MA 01803

February 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Anuja A. Majmudar

Re:	East Stone Acquisition Corporation

Registration Statement on Form S-1

Filed January 17, 2020, as Amended

File No. 333-235949

Dear Ms. Majmudar:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, East Stone Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on February 19, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Xiaoma (Sherman) Lu
Xiaoma (Sherman) Lu Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Schiff Hardin LLP